SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Irsa Inversiones y Representaciones

Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated January 7, 2011 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated January 7th, 2011, the Company informed it has executed the following operations:

1. Signed the termination of the barter transaction regarding the property named “Caballito Mz 35” located in the neighborhood of Caballito, in the City of Buenos Aires.

As a result, IRSA received possession of the property.

2. IRSA increased its stake in its subsidiary Liveck SA (“Liveck”) acquiring the 50% of its capital stock in exchange for U$S 2.7 million. Liveck’s main asset, through subsidiaries, is a residential development in the Department of Canelones, Uruguay.

As a result of this agreement IRSA’s interest in Liveck increased to 100% .-  ☒

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: January 10, 2011.